August 18, 2023

Mr. John Coleman

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Patriot Gold Corp. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 21, 2023 File No. 000-32919

Dear Mr. Coleman:

Set forth below are the responses of Patriot Gold Corp. (“Patriot”), to comments received from the staff of the Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 19, 2023, with respect to our Form 10-K for the fiscal year ended December 31, 2022 (File No. 000-32919) filed with the Commission on March 21, 2023 (the “Form 10-K”). For your convenience, the text of the Staff’s comments is set forth below in bold followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 2. Description of Properties, page 8

1.	We note your response to comment 1 and that you have an interest in 4 properties including the Moss Mine, the Bruner Project, the Vernal Project, and the Windy Peak Project. The summary disclosures should encompass all of your properties, including both material and non-material properties, and should appear in advance of and incremental to the individual property disclosures. Please revise this section of your filing to include the required information under Item 1303(b) of Regulation S-K for all properties, including a map of all properties.

In your response, please provide a draft of your proposed revisions or amend your filing with the changes identified in the current and prior comment letter.

Response:

We propose to revise Item 2 as set for the below (upon approval by the Staff) to be included in future filings with the Commission.

Item 2. Description of Properties.

Introduction

The property disclosures in this Item 2 are presented in accordance with Regulation S-K 1300 (SK1300), including certain exemptions with respect to disclosures relating to royalty interests. This Item 2 provides summary information about our overall portfolio of property holdings and royalty interests, as well as more detailed information about our material property.

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Our management periodically reviews the materiality of individual properties and royalty interests within our portfolio. After considering quantitative and qualitative factors relating to the properties in which we have an interest in the context of our business operations and financial condition, including all related activities from exploration through external sale, we determined the only property considered material to our business is our royalty with respect to the Moss Mine Project.

Our summary and individual property disclosures are provided in accordance with SK1300, which provides that a registrant with a royalty right may omit certain information required by the summary and individual property disclosure requirements if the registrant specifies the information to which it lacks access, explains the reason it lacks the required information and provides all required information that it does possess or which it can acquire without incurring an unreasonable burden or expense. Our royalty agreement with respect to the Moss Mine Project, which is the only property considered material to our business, does not require the operator, who is not an affiliate of ours, to prepare technical report summaries or permit us the access and information sufficient to prepare our own technical report summaries. As a result, our presentation with respect to such royalty is limited to information we can acquire without unreasonable burden or expense.

With respect to each of our properties excluding royalty interests, our disclosures in this Item 2 are based on information reviewed and verified by Zachary J. Black, Director and a Qualified Person for National Instrument 43-101 (Standards of Disclosure for Mineral Projects).

Summary

We do not lease or own any real property for our corporate offices. We currently maintain our corporate office on a month-to-month basis at 401 Ryland St, Suite 180, Reno, NV 89502. Management believes that our office space is suitable for our current needs.

Our property holdings as of December 31, 2022 consist of the Vernal Property, the Windy Peak Property, the Rainbow Mountain Property, a royalty with respect to the Moss Mine Project, and a royalty with respect to the Bruner Gold Project. Our only material property is the Moss Mine royalty.

Patriot Gold Corp Projects Map

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Following is summary information regarding both our material and non-material properties:

	Material Property	Non-Material Property

	Moss Mine Royalty	Vernal Property	Windy Peak Property	Rainbow Mountain Property (Claims not renewed)	Bruner Royalty
Location	Western Arizona	Central Nevada	West Central Nevada	Northwestern Nevada	Central Nevada
The type and amount of ownership interests	Patriot holds a royalty of 3% of Net Smelter Returns with respect to the original approximately 5 patented mining parcels and approximately 400 unpatented mining claims held by Golden Vertex Corp., and the surrounding 1 mile area of interest	12 unpatented mining claims on approximately 248 acres	114 unpatented mineral claims on approximately 2,337 acres	81 unpatented lode claims on approximately 1,620 acres Patriot has opted not to renew its claims with respect to the Rainbow Mountain Property	Patriot holds a royalty of 2% of Net Smelter Returns with respect to the original approximately 26 patented mining claims and approximately 191 unpatented mining claims held by Endeavour Silver Corp., and the surrounding 2 mile area of interest
Operator	Golden Vertex Corp.	Patriot	Patriot	Patriot	Endeavour Silver Corp.
Titles, mineral rights, leases or options and acreage involved	Patriot holds a royalty of 3% of Net Smelter Returns with respect to the original approximately 5 patented mining parcels and approximately 400 unpatented mining claims held by Golden Vertex Corp., and the surrounding 1 mile area of interest	Patriot’s wholly owned subsidiary holds 12 unpatented mining claims on approximately 248 acres, subject to a 3% royalty in favor of MinQuest	Patriot holds 114 unpatented mineral claims on approximately 2,337 acres	Patriot holds 81 unpatented lode claims on approximately 1,620 acres Patriot has opted not to renew its claims with respect to the Rainbow Mountain Property

Patriot holds a royalty of 2% of Net Smelter Returns with respect to the original approximately 26 patented mining claims and approximately 191 unpatented mining claims held by Endeavour Silver Corp., and the surrounding 2 mile area of interest

Stage	Production	Exploration	Exploration	Exploration	Exploration
Key permit conditions	N/A*	Not permitted	Permitted for exploration	Permitted for exploration	N/A*
Mine types and mineralization styles	Extraction of gold and silver from ore via heap leaching, with resulting precipitate smelted into dore bars	No proven or probable reserves	No proven or probable reserves	No proven or probable reserves	No proven or probable reserves
Processing plants/ facilities	N/A*	None	None	None	N/A*
Production*	N/A*	None	None	None	N/A*
*The only producing property in which we have an interest is the Moss Mine Project. Because we only hold a royalty interest with respect to such property, we do not have access to the annual production for the area subject to the royalty during the three most recently completed fiscal years without incurring unreasonable expense or burden. We also do not have access to information regarding key permit conditions or processing plants or facilities for properties with respect to which we only hold a royalty interest without incurring unreasonable expense or burden. With respect to key permit conditions generally, operators of the mines that are subject to our royalty interests must comply with environmental, mine safety, land use, water use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in the United States.

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Summary of Mineral Resources and Reserves

We are not able to provide a summary of mineral resources and mineral reserves, as determined by a qualified person, at the end of the most recently completed fiscal year by commodity and geographic area with respect to each property containing 10% or more of our interests in measured and indicated mineral resources or mineral reserves, because we hold a royalty with respect to the only property that has established resources and reserves and, as a mere royalty holder, we do not have access to such information without incurring unreasonable burden or expense.

Individual Property Disclosure - Material Property

Moss Mine Project

The Moss Mine Project (“Moss Mine” or “Moss Mine Project”) is located within the historic Oatman District, 10 miles east of Bullhead City, Arizona and approximately 70 miles southeast of Las Vegas, Nevada. The Moss Mine extracts gold and silver from ore via heap leaching and smelts the resulting precipitate into dore bars. The operator of the Moss Mine is Golden Vertex Corp. Our agreement with the operator does not require the operator to prepare technical report summaries or permit us the access and information sufficient to prepare our own technical report summaries otherwise required under Regulation S-K 1300.

We hold a royalty of 3% of Net Smelter Returns from the production of minerals from the property. “Net Smelter Returns” means the aggregate proceeds received from time to time from any smelter or other purchaser from the sale of any minerals, metals or other material of commercial value produced by and from the covered property, after deducting the cost of transportation and smelting and refining charges. The property covered by the royalty includes the original approximately 5 patented mining claims and approximately 400 unpatented mining claims held by Golden Vertex Corp., and the surrounding 1 mile area of interest. Payment is due within 30 days after the end of each calendar month in which the operator receives payments for production from the property.

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Although we consider the Moss Mine material because it is the only property in which we have an interest that has proven reserves, we do not own the Moss Mine and do not own or have access to the current technical data relating to titles, mineral rights, acreage, state of the property, permitting, mining operations, processing and resource/reserve calculations. Further, obtaining such information would result in an unreasonable burden and expense.

With respect to key permit conditions generally, operators must comply with environmental, mine safety, land use, water use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial and local governments in the United States. Although we, as a royalty interest owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operator to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages, and civil and criminal penalties on the operators, which could have a material adverse effect on our results of operations and financial condition.

We have no decision-making authority regarding the development or operation of the mineral properties underlying our royalty interest. The operator makes all development and operating decisions, including decisions about permitting, feasibility analysis, mine design and operation, processing, tailings storage facility design and operation, plant and equipment matters, and temporary or permanent suspension of operations, as well as estimates of resources and reserves.

Internal controls for determining and reporting the mineral resources and mineral reserves are specific to individual projects and are maintained by the operators. In general, mineral resources and mineral reserves are supported by technical studies relevant to the jurisdictions within which the operators conduct their financial disclosure, and qualified persons specified by the operators (as determined by the laws and disclosure rules in the applicable jurisdictions) have endorsed the quality of the work. Our agreements with operators do not give us access to underlying technical data sufficient to specifically confirm the opinion of the qualified persons for each mineral resource or mineral reserve or the status of the qualified persons as qualified persons under SK1300.

We do not have access to information regarding infrastructure, the present condition of the property, the proposed program of development, reserve or resource information, the condition of equipment and facilities, the history of operations, significant encumbrances or permit conditions, or the book value of the property, plant or equipment without unreasonable burden or expense.

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Individual Property Disclosure - Non-Material Property

With respect to each of our properties, excluding the Moss Mine Royalty:

•	our disclosures are based on information reviewed and verified by Zachary J. Black, Director and a Qualified Person for National Instrument 43-101 (Standards of Disclosure for Mineral Projects); and

•	we have implemented sampling and analytical quality assurance and quality control procedures, which we believe are consistent with industry standards, including but not limited to, the following:

1.	All sampling is conducted under the supervision of Patriot's exploration personnel or representatives.
2.	The chain of custody from the project to the sample preparation facility is monitored and controlled by Patriot's exploration personnel or representatives or its shipping contractors.
3.	Samples are collected and stored at the logging or storage facility which include security and monitoring efforts.
4.	Samples are labeled with unique sample numbers, bagged, and secured before shipping.
5.	Samples are shipped at periodic intervals to an industry accepted ISO accredited lab for further analysis.
6.	Control procedures include insertion of reference materials or blanks into the sample stream.
7.	Validation of the analytical results are conducted upon receipt of final assay reports by Patriot's exploration personnel or representatives.
8.	Until validated and reported publicly, assay results are kept confidential and securely maintained by Patriot's exploration personnel or representatives for completion of validation and compilation of the assay data.

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Vernal Property

Patriot Claim Block
N
PATRIOT GOLD CORP
Vernal Project
Location and Land Status
Nye County, Nevada

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Acquisition of Interests - Vernal Project

Pursuant to a Property Option Agreement (the “BV Agreement”), dated as of July 25, 2003, with MinQuest, Inc., a Nevada corporation (“MinQuest”), we acquired the option to earn a 100% interest in the Bruner and Vernal mineral exploration properties located in Nevada. Together, these two properties originally consisted of 28 unpatented mining claims on a total of 560 acres in the northwest trending Walker Lane located in western central Nevada.

To date, we have paid the option payments and made the expenditures necessary to satisfy the requirements of the BV Agreement and 100% interest in these two properties was therefore transferred to us, subject to MinQuest retaining a 3% royalty. All mining interests in the properties are subject to MinQuest retaining a 3% royalty of the aggregate proceeds from any smelter or other purchaser of any ores, concentrates, metals or other material of commercial value produced from the property, minus the cost of transportation of the ores, concentrates or metals, including related insurance, and smelting and refining charges. Pursuant to the BV Agreement, we have a one-time option to purchase a portion of MinQuest’s royalty interest at a rate of $1,000,000 for each 1%. We may exercise our option 90 days following completion of a bankable feasibility study of the Bruner and Vernal properties, which, as it relates to a mineral resource or reserve, is an evaluation of the economics for the extraction (mining), processing and marketing of a defined ore reserve that would justify financing from a banking or financing institution for putting the mine into production.

On April 16, 2010, we entered into an Assignment Agreement with our wholly owned subsidiary, Provex Resources, Inc., (now Goldbase, Inc.) a Nevada corporation, to assign the exclusive option to an undivided right, title and interest in the Bruner, Bruner Expansion and Vernal properties to Provex. Pursuant to the Agreement, Provex assumed our rights, and agreed to perform all of our duties and obligations, arising under the original property option agreements.

In April 2017, Canamex Resources purchased our interest in the Bruner properties for $1,000,000 cash, and we retained a 2% net smelter return royalty on the Bruner properties including any claims acquired within a two-mile area of interest around the existing claims. Additionally, Canamex had the option to buy-down half of our royalty retained for $5,000,000 any time during a five-year period following closing of the purchase and sale agreement.

Description and Location of the Vernal Property

The Vernal Property is located approximately 140 miles east-southeast of Reno, Nevada on the west side of the Shoshone Mountains. Access from Fallon, the closest town of any size, is by 50 miles of paved highway and 30 miles of gravel roads. We hold the property via 12 unpatented mining claims (approximately 248 acres). We have a 100% interest in the Vernal property, subject to an existing royalty.

Exploration History of the Vernal Property

Historical work includes numerous short adits constructed on the Vernal Property between 1907 and 1936. There appears to have been little or no mineral production.

The Vernal Property is underlain by a thick sequence of Tertiary age rhyolitic volcanic rocks including tuffs, flows and intrusives. A volcanic center is thought to underlie the district, with an intruding rhyolite plug dome (a domal feature formed by the extrusion of viscous quartz-rich volcanic rocks) thought to be closely related to mineralization encountered by the geologists of Amselco, the U.S. subsidiary of a British company, who explored the Vernal Property back in the 1980’s, and who in 1983 mapped, sampled and drilled the Vernal Property. Amselco has not been involved with the Vernal Property since that time and is not associated with the Vernal Property or the exploration work being done. A 225-foot-wide zone of poorly outcropping quartz stockworks (a multi-directional quartz veinlet system) and larger veining trends exist northeast from the northern margin of the plug. The veining consists of chalcedony containing 1-5% pyrite. Clay alteration of the host volcanics is strong. Northwest trending veins are also present but very poorly exposed. Both directions carry gold values. Scattered vein float is found over the plug. The most significant gold values in rock chips come from veining in tuffaceous rocks north of the nearly east-west contact of the plug. This area has poor exposure, but sampling of old dumps and surface workings show an open-ended gold anomaly that measures 630 feet by 450 feet.

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The Vernal Property claims presently do not have any known mineral reserves. The property that is the subject of our mineral claims is undeveloped and does not contain any commercial scale open-pits. Numerous shallow underground excavations occur within the central portion of the property. No reported historic production is noted for the property. There is no mining plant or equipment located on the property that is the subject of the mineral claim. Currently, there is no power supply to the mineral claims. Although drill holes are present within the property boundary, there is no known drilled reserve on our claims.

In July 2003 and again in June 2017, members of our Board of Directors and geology team made an onsite inspection of the Vernal property. Mapping (the process of laying out a grid on the land for area identification where samples are taken) and sampling (the process of taking small quantities of soil and rock for analysis) have been completed. In 2005, permits for trenching and geochemical sampling were obtained from the U.S. Forest Service, and a subsequent trenching and sampling program was completed.

Our exploration of the Vernal Property to date has consisted of geologic mapping, trenching and rock chip geochemical sampling. The Board of Directors approved a budget of approximately $55,000 (including the refundable bond of $900) for the Vernal property. An exploration program was conducted in November 2008. The program consisted of 200 feet of trenching, sampling and mapping, and opening, mapping and sampling of an underground workings consisting of approximately 275 feet of workings. We continue to evaluate the Vernal Property.

In September 2017, we released a National Instrument 43-101 Technical Report on the Vernal Property.

Planned Exploration

Our current objectives are to assess the geological merits and if warranted and feasible establish an exploration program to identify the potential for economically viable mineralization. The cost of an exploration plan has not yet been determined therefore estimated exploration expenditures are not available at this time. We recognize that the Vernal Property is an early-stage exploration opportunity and there are currently no proven or probable reserves.

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Windy Peak Property

Acquisition of Interest

In May 2015, after a review of historical records and information available regarding a potential mineral property interest in Churchill County, Nevada, we acquired the Windy Peak Property, (referred to herein as the “Windy Peak Property” or “Windy Peak”). This early-stage exploration project was secured through the completion of an Assignment and Assumption Agreement. Windy Peak has been visited by our directors and technical staff several times in 2017, 2018, 2019, 2020, and 2022.

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Description and Location of the Windy Peak Property

The Windy Peak Property consists of 114 unpatented mineral claims covering approximately 2,337 contiguous acres, 3 miles north-northeast of the Bell Mountain and 7 miles east of the Fairview mining district in southwest Nevada. Windy Peak is approximately 45 miles southeast of Fallon and 5.5 miles south of Middlegate. The property is a contiguous claim block. Access to the project area is by paved highway, followed by a short stretch of gravel road.

Access to the Windy Peak Property is from U.S. Highway 50, thence south via Highway 361 to an unmarked dirt road that heads west along the south side of an unnamed wash referred to as Windy Wash. The dirt road exits Highway 95 near the border of Sections 27 & 34. The Bell Mountain quadrangle (dated 1972) shows an older dirt road that follows the floor of the wash. About 2 miles along the dirt road, trenching and cutting of trails to access various portions of the property have extensively disturbed the hill. The dirt road is in good condition, however the steeper trails near Windy Peak require a 4-wheel-drive for access. There is no plant, equipment, water source nor power currently on site. Power could be provided by portable diesel-powered generators. Non potable water may be source able on site for drilling, mining and milling purposes.

The property claims are held as unpatented federal land claims administered under the Department of Interior, BLM. In order to acquire an unpatented mineral claim, the land must be open to mineral entry. Federal law specifies that a claim must be located or “staked” and site boundaries be distinctly and clearly marked to be readily identifiable on the ground in addition to filing the appropriate state and or federal documentation such as Location Notice, Claim Map, Notice of Non-liability for Labor and Materials Furnished, Notice of Intent to Hold Mining Claims, Maintenance Fee Payment and fees to secure the claim. The State may also establish additional requirements regarding the manner in which mining claims and sites are located and recorded. An unpatented mining claim on U.S. government lands establishes a claim to the locatable minerals (also referred to as stakeable minerals) on the land and the right of possession solely for mining purposes. No title to the land passes to the claimant. If a proven economic mineral deposit is developed, provisions of federal mining laws permit owners of unpatented mining claims to patent (to obtain title to) the claim. The property surface estate and mineral rights are federally owned and subject to BLM regulations. None of the property claims have been legally surveyed. Although our legal access to unpatented Federal claims cannot be denied, staking or operating a mining claim does not provide the claim holder exclusive rights to the surface resources (unless a right was determined under Public Law 84-167), establish residency or block access to other users. Regulations managing the use and occupancy of the public lands for development of locatable mineral deposits by limiting such use or occupancy to that which is reasonably incident is found in 43 CFR 3715. These Regulations apply to public lands administered by the BLM.

Annual maintenance fees paid to the BLM and recording fees must be paid to the respective county on or before September 1 of each year to keep the claims in good standing, provided the filings are kept current these claims can be kept in perpetuity.

Past Exploration in the Windy Peak Area

Fairview District

The Windy Peak area has been considered to be part of, or at least an extension of, the Fairview District, which, is located on Fairview Peak about 6 miles WNW of Hill 6483. Both areas are within the Fairview Peak caldera, but their geochemical differences indicate they are not related.

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Windy Peak

Published information regarding the Windy Peak area refers to a small leach pad at the Cye Cox prospect at Hill 6483. This exploration was located adjacent to but not on our northern claim block. According to historical reports, an initial 6 claims (Red Star) were staked by Cye Cox of Fallon from 1945 to 1969. Subsequent lessees staked an additional 79 Red Star claims from 1978 to 1979. Cye Cox together with Pete Erb and "Pine Nut" Forbush discovered high-grade gold on the south side of Hill 6483 in the Windy fault in 1970. The presence of old timbers near a mostly-covered hole at the western trench (about mile west of the Windy adit) indicates that they also did some work there. After further examination a plant with a 6-8" grizzly and trommel (21' x 30") was setup and operated.

Exploration on and around the property has included geologic mapping, rock chip sampling, sagebrush biogeochemistry, VLF-EM, VLF-resistivity and magnetic geophysical surveys, and reverse circulation drilling. Various companies, including Terraco Gold Corp, Solitario Resources, Red Star Gold, Pegasus Gold Corp, Rio Tinto, and Kennecott, have conducted drilling on and around the property, with more than 70 holes drilled. Limited small-scale mining activities have been conducted by various private parties since the 1940's, including a small glory hole mined during the 1970's centered on Hill 6483. Previous work on the property included many vertical reverse-circulation drill holes, which are not suited to testing the high-angle structures known to host the gold- bearing veins. Some of the holes previously drilled are inferred to be too shallow to properly test targets. We believe the high-grade structurally hosted gold potential on the property has not been tested by previous drilling programs.

Geology of the Windy Peak Property Area

Review of late Tertiary epithermal gold-silver deposits in the northern Great Basin, revealed that most deposits are spatially and temporally related to two magmatic assemblages: bimodal basalt-rhyolite and western andesite. The Fairview district, including the Bell Mine, is related to a third, minor magmatic assemblage, the late Eocene to early Miocene caldera complexes of the interior andesite-rhyolite assemblage. This assemblage hosts the giant late-Oligocene Round Mountain deposit plus smaller deposits in the Atlanta, Fairview, Tuscarora, and Wonder mining districts. The youngest rocks in the interior andesite-rhyolite assemblage are in the Fairview and Tonopah mining districts. Recent studies have shown that the magmatism associated with the interior andesite rhyolite assemblage had a close spatial and temporal association with crustal extension, and that these magmas may have been formed by partial mixing of mantle-derived basal with crustal melt.

Current Exploration

We have been conducting an ongoing exploration program to assess the potential for economically viable mineralization. The exploration program has been permitted by the BLM. We initiated drilling in the summer of 2018, and this program extended into October 2018. Further drilling was completed in December 2019, and again in January 2021. Exploration on the project is ongoing. We recognize that Windy Peak is an early-stage exploration opportunity and there are currently no proven or probable reserves.

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Rainbow Mountain Property

MOUNTAIN
Lahontan Summit

1:24,000

Rainbow Mountain (RBM) 1-81
T18N,R31E Churchill County, Nevada

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Acquisition of Interest

In autumn of 2018, after conducting initial reconnaissance of the Rainbow Mountain, we acquired the Rainbow Mountain Property, (referred to herein as the “Rainbow Mountain Property” or “Rainbow Mountain”). This early-stage exploration project was secured through staking and filing the associated paperwork and fees with the BLM and County. Rainbow Mountain has been visited by our directors and technical staff several times in 2018, 2019, and 2020. We have opted not to renew our claims with respect to the Rainbow Mountain Property.

Description and Location of the Rainbow Mountain Property

The Rainbow Mountain gold project consisted of 81 unpatented lode claims totaling approximately 1,620 contiguous acres, located approximately 23 km southeast of Fallon, in the state of Nevada. Access to the project area is by paved highway, followed by a short stretch of gravel road.

The property claims were held as unpatented federal land claims administered under the Department of Interior, BLM. In order to acquire an unpatented mineral claim, the land must be open to mineral entry. Federal law specifies that a claim must be located or “staked” and site boundaries be distinctly and clearly marked to be readily identifiable on the ground in addition to filing the appropriate state and or federal documentation such as Location Notice, Claim Map, Notice of Non-liability for Labor and Materials Furnished, Notice of Intent to Hold Mining Claims, Maintenance Fee Payment and fees to secure the claim. The State may also establish additional requirements regarding the manner in which mining claims and sites are located and recorded. An unpatented mining claim on U.S. government lands establishes a claim to the locatable minerals (also referred to as stakeable minerals) on the land and the right of possession solely for mining purposes. No title to the land passes to the claimant. If a proven economic mineral deposit is developed, provisions of federal mining laws permit owners of unpatented mining claims to patent (to obtain title to) the claim. The property surface estate and mineral rights are federally owned and subject to BLM regulations. None of the property claims have been legally surveyed. Although our legal access to unpatented Federal claims cannot be denied, staking or operating a mining claim does not provide the claim holder exclusive rights to the surface resources (unless a right was determined under Public Law 84-167), establish residency or block access to other users. Regulations managing the use and occupancy of the public lands for development of locatable mineral deposits by limiting such use or occupancy to that which is reasonably incident is found in 43 CFR 3715. These Regulations apply to public lands administered by the BLM.

Geology of the Rainbow Mountain Property Area

The claim area roughly encompassed nearly the full extent of Rainbow Mountain, and specifically a prominent zone of northeast-striking faults which transect the central part of Rainbow Mountain. This complex fault zone involves three discrete Tertiary volcanic units comprised of basalt, dacite, and olivine basalt. Individual fault traces are well exposed locally and are often coincident with the contacts between the individual lithologic units. Many of the fault traces exhibit prominent fault breccia and hydrothermal breccia, and surface samples of this material returned anomalous gold and silver values up to 0.807 ppm and 1.6 ppm, respectively.

Based on observations recorded during field reconnaissance, individual hydrothermal veins along the faulted contacts range in thickness up to 1.5 m, with associated strike lengths of up to 1.7 km. We postulated that this locally intense faulting, in conjunction with the associated anomalous assay values, is suggestive of a potential epithermal vein system within the footwall of the greater Rainbow Fault zone.

Exploration

We conducted an exploration program to assess the potential for economically viable mineralization. The exploration program was permitted by the BLM. We initiated drilling in December of 2020. In light of the assay results of the drilling program, we opted to not renew the claims associated with the Rainbow Mountain project.

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Bruner Gold Project

We do not consider the Bruner Gold Project (“Bruner”) to be material in that it does not have proven reserves. We do not own the Bruner gold project and do not own or have access to the current technical data relating to titles, mineral rights, acreage, state of the property, permitting, mining operations, processing and resource/reserve calculations. We solely hold a royalty interest with respect to the property.

The Bruner is located approximately 130 miles east-southeast of Reno, Nevada. The project is 15 miles south of the Paradise Peak Mine, 45 miles southeast of the Round Mountain Mine, and 25 miles west of the Rawhide Mine. The operator of the Bruner gold project is Endeavour Silver Corp.

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2.	We note that you have identified the Moss Mine royalty as your only material property and it appears you are relying on the royalty exception found under Item 1304(a)(2) with respect to certain technical information. In a separate section identified as individual property disclosure, please address all the requirements found under Item 1304(a)(2) and include the disclosure required under Item 1304(b) in which you are able to reasonably obtain, such as:

•          the location of the property, that is accurate to within one mile, using an easily recognizable coordinate system,

•          an appropriate map,

•          a brief description of the mine and infrastructure,

•          a brief description of your interest in the property,

•          the present condition of the property,

•          the total cost or book value of the property, and

•          other property information required under this section that can be reasonably obtained.

In your response please provide a draft of your proposed revisions, or amend your filing with the changes identified in the current and prior comment letter.

Response:

The response to question #1 is incorporated herein by reference.

If you have any questions or comments regarding the foregoing, please contact Amy Bowler (303-290-1086) at Holland & Hart LLP, our attorneys.

Very truly yours,

PATRIOT GOLD CORP.

By: /s/ Trevor Newton

Name: Trevor Newton

Title:   President

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